Exhibit 99.1

Springview Holdings Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement.

Singapore, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (the “Company”) today announced that it has received a written decision, dated December 18, 2025, from the Nasdaq Hearings Panel (the “Panel”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share for continued listing on The Nasdaq Capital Market.

As previously disclosed, the Company implemented a 1-for-8 reverse share split effective December 2, 2025. Following the reverse share split, the Company’s Class A ordinary shares maintained a closing bid price at or above US$1.00 per share for at least ten consecutive trading days, as required under the Nasdaq Listing Rules. Based on this, the Panel determined that the Company is currently in compliance with the minimum bid price requirement.

The Panel will retain jurisdiction over the Company until April 22, 2026, and, pursuant to Nasdaq Listing Rule 5815(d)(4)(A), has imposed a one-year discretionary monitoring period from the date of its decision. During this period, the Company is required to continue to demonstrate compliance with all applicable Nasdaq continued listing standards.

The Company remains committed to maintaining compliance with Nasdaq’s listing requirements and to enhancing long-term shareholder value through disciplined execution of its business strategy.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.  The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2025, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com